UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                              Mego Mortgage Corp.

                                (Name of Issuer)


                                 Common Stock

                         (Title of Class of Securities)



                                   585165103
                                 (CUSIP Number)


       Neal J. Wilson, Esq.,1775 Eye Street, N.W. Washington, D.C. 20006
                                  (202) 261-3346

     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 June 29, 1998

                  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box     / /.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON: Emanuel J. Freidman
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

--------------------------------------------------------------------------------
  2
       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /

--------------------------------------------------------------------------------
  3
       SEC USE ONLY



--------------------------------------------------------------------------------
  4
       SOURCE OF FUNDS
       PF
--------------------------------------------------------------------------------
  5
       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                      / /


--------------------------------------------------------------------------------
  6
       CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
   NUMBER OF
    SHARES        7    SOLE VOTING POWER
 BENEFICIALLY
   OWNED BY            6,766,667
     EACH
   REPORTING
    PERSON
     WITH
             -------------------------------------------------------------------

                  8    SHARED VOTING POWER

                       5,359,116 (1)
               -----------------------------------------------------------------

                  9    SOLE DISPOSITIVE POWER

                       6,766,667
               -----------------------------------------------------------------

                  10   SHARED DISPOSITIVE POWER

                       5,359,116 (1)
--------------------------------------------------------------------------------

                               Page 2 of 6 Pages

--------------------------------------------------------------------------------
   11
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,125,783
--------------------------------------------------------------------------------
   12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           / /

-------------------------------------------------------------------------------
   13
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39.67%
--------------------------------------------------------------------------------
   14
         TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Representing common shares which may be deemed to be beneficially owned by Mr. Friedman by virtue of his position as Chairman and Chief Executive Officer of Friedman Billings Ramsey Group, Inc. Mr. Friedman disclaims beneficial ownership of such shares.

     ** See Item 5 for additional information.


                               Page 3 of 6 Pages

ITEM 1.     Security and Issuer.

      This Statement relates to the common stock of Mego Mortgage Corp., having its principal executive office at 1000 Parkwood Circle, Suite 500, Atlanta, GA 30339.

ITEM 2.     Identity and Background.

      This  statement is being filed by Emanuel J. Friedman:

      (a)  Emanuel J. Friedman;

      (b)  1001 19th Street North, Arlington, VA 22209-1710;

      (c) Present principal occupation: Chairman and Chief Executive Officer, Friedman Billings Ramsey Group, Inc.

      (d)-(e) During the last five years, Mr. Friedman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Emanuel J. Friedman is a United States citizen.


Item 3.     Source and Amount of Funds or Other Consideration.

      On June 9, 1998, Mr. Friedman executed a common stock Purchase Agreement with Mego Mortgage Corp. (Mego), which provided for the purchase of 6,666,667 shares of common stock at a purchase price of $1.50 per share. The purchase of the common stock was consummated on June 29, 1998. Mr. Friedman used personal funds to pay the $10,000,000 in consideration paid to Mego pursuant to the Purchase Agreement. Prior to this acquisition, Mr. Friedman beneficially owned 100,000 shares of common stock.

      The common stock shares purchased by Mr. Friedman on June 29, 1998 have full voting rights. The common stock shares, however, have not been registered under the Securities Act of 1933, or any state securities laws and, unless so registered, may only be offered or sold pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act of 1933 and applicable state securities laws. Pursuant to a Registration Rights Agreement dated June 29, 1998, Mego agreed to file on or before September 16, 1998, a registration statement covering Mr. Friedman's common stock shares and use all reasonable efforts to cause such registration statement to be declared effective on or before the 180th day after the date of issuance.


Item 4.     Purpose of Transaction.

      Mr. Friedman's acquisition of common stock on June 29, 1998 is part of a broad plan to recapitalize Mego ("the Recapitalization"). Mr. Friedman's acquisition was made for investment purposes.

      Mr. Friedman's acquisition of common stock was made in connection with an an Offering Memorandum dated June 9, 1998 pursuant to which Mego made
      (i) a private offering of up to 16,666,667 shares of its common stock, par value $.01 per share; and (ii) a private offering of up to 25,000 shares of its Series A Convertible Preferred Stock, par value $.01 per share.
      The price of the common stock sold in the offering was $1.50 per share; the price of the Series A Preferred Stock was $1,000 per share. The placement agent for the two private offerings was Friedman, Billings Ramsey & Co, Inc. The private offerings were concurrent with, and conditioned upon, an exchange offering relating to the outstanding corporate debt of Mego.

                              Page 4 of 6 Pages

      In connection with the Recapitalization, certain existing members of the Mego Board of Directors resigned, new members of the Board of Directors were appointed, and the Board of Directors appointed new officers to various positions. Pursuant to the Purchase Agreement, Mr. Friedman has the right to appoint one new member to the Mego Board of Directors.

      In connection with June 29, 1998 private offering of Series A Preferred Stock, Mr. Friedman, Friedman Billings Ramsey & Co., Inc. (FBR), Mego, City National Bank of West Virginia, and Sovereign Bancorp, Inc. entered into a Co-sale Agreement, whereby in the event that Mr. Friedman or FBR receives an offer to sell five percent or more of his or its shares of Mego common stock, City National Bank of West Virginia and Sovereign Bancorp shall have the right to participate pro rata in such sale.

      On June 29, 1998, by separate letter agreements, FBR agreed to vote the shares of common stock held by it for the nominees of City National Bank of West Virginia and Sovereign Bancorp to Mego's Board of Directors.

      Except as set forth above, Mr. Friedman has no plan or proposal that relates to or would result in any of the actions described in
      Item 4(a)-(j)of the instructions to Schedule 13D.

      Mr. Friedman has been informed by Mego's counsel that, as of June 29, 1998, Mego has 30,566,667 shares of common stock issued and outstanding.


Item 5.     Interest in Securities of the Issuer.

            (a)-(b) As of June 29, 1998:

            (i) Mr. Friedman: directly beneficially owns 6,766,667 shares of common stock (22.14%);

            (ii) Mr. Friedman may be deemed to indirectly beneficially own 5,359,116 shares of common stock by virtue of his "control" position as Chairman and Chief Executive Officer of Friedman Billings Ramsey Group, Inc. ("FBRG") (17.53%); 4,452,307 of those shares are beneficially owned by Friedman Billings Ramsey & Co., Inc., a wholly owned subsidiary of FBRG and a registered broker-dealer; 824,187 of those shares are beneficially owned by FBR Ashton, a Maryland limited partnership; 82,622 of those shares are beneficially owned by FBR Opportunity Fund, Ltd., a Bermuda chartered corporation. FBR Ashton and FBR Opportunity Fund are investment entities. Friedman Billings Ramsey Investment Management, Inc., a wholly owned subsidiary of FBRG and a registered investment adviser, is the discretionary manager of FBR Ashton. FBR Offshore Management, Inc., a wholly owned subsidiary of FBRG and a registered investment adviser, is the discretionary manager of the FBR Opportunity Fund.


      (c) Except for the purchase of 6,666,667 shares of common stock on June 29, 1998, Mr. Friedman has not engaged in any transactions in the last sixty days.

      (d)   None.

      (e)   Not applicable.

                              Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer.

      See Item 4.


Item 7.     Materials Filed as Exhibits.

     Exhibit A Common Stock Purchase Agreement between Mr. Friedman and Mego, dated June 9, 1998.

     Exhibit B Registration Rights Agreement between Mr. Friedman and Mego, dated June 29, 1998.

     Exhibit C Co-sale Agreement among and between Mr. Friedman, Mego, FBR, City
               National Bank of West Virginia, and Sovereign Bancorp, Inc., dated June 29, 1998.





     In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, Mr. Friedman expressly disclaims the beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admission by Mr. Friedman that he is the beneficial owner of such securities.


Signature

      After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  July 22, 1998


                                    ---------------------------------
                                    Emanuel J. Friedman




                          Page 6 of 6 Pages

                                                                 EXHIBIT A


                            MEGO MORTGAGE CORPORATION
                                  COMMON STOCK
                               PURCHASE AGREEMENT

      This Common Stock Purchase Agreement is made as of June 9, 1998, by and between Emanuel J. Friedman (the "Purchaser"), and Mego Mortgage Corporation (the "Company"), a Delaware corporation, with its principal offices at 1000 Parkwood Circle, 5th Floor, Atlanta, Georgia.

      WHEREAS, the Company is engaging in a plan of recapitalization (the "Recapitalization") which includes the following: (i) a private offering (the "Common Stock Offering") of shares of its common stock, par value S.01 per share (the "Common Stock"), (ii) a private offering (the "Series A Preferred Stock Offering") by the Company of shares of its Series A Convertible Preferred Stock, par value S.01 per share (the "Series A Preferred Stock"); and (iii) an exchange offer to occur concurrent with the Common Stock Offering and the Series A Preferred Stock Offering (together, the "Offerings") and as a condition thereto to exchange shares of Series A Preferred Stock and/or new 12.5% Subordinated Notes Due 2001 ("New Notes") of the Company or a combination thereof, subject to certain limitations, for any and all of the outstanding 12.5% Senior Subordinated Notes Due 2001 of the Company, subject to certain conditions (the "Exchange Offer");

      WHEREAS, the Company will enter into a Placement Agreement (the "Placement Agreement"), with Friedman, Billings, Ramsey & Company, Incorporated ("FBR"), a Virginia corporation, pursuant to which FBR will act as placement agent in connection with the issue and sale of the Common Stock and Series A Preferred Stock (together with the New Notes, the "Securities") to be issued in the Offerings, and,

      WHEREAS, the completion of the Offerings (the "Closing") is scheduled to take place on June 18, 1998, or such other date (the "Closing Date") as is agreed upon by the Company and FBR;

      WHEREAS, the Company wishes to offer and sell to Purchaser, and Purchaser wishes to buy from the Company, on the terms and conditions set forth herein, up to 6,666,667 shares of Common Stock for a purchase price of $1.50 per share, or $10,000,000 in aggregate;

      NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Purchase Agreement, the parties agree as follows:

      Section 1. Definitions. Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Company's Offering Memorandum, dated June 9, 1998 (the "Offering Memorandum").

      Section 2. Agreement to Sell and Purchase the Securities. Subject to the terms and conditions of this Purchase Agreement, that certain registration rights agreement (the "Registration Rights Agreement") to be entered into by and between the Company and Purchaser, as provided in Exhibit A hereto, and the Placement Agreement, the Company agrees to sell and Purchaser agrees to buy 6,666,667 shares (the "Shares") of Common Stock for a purchase price of $1.50 per share, or $10,000,000 in the aggregate (the "Purchase Price"). Purchaser shall pay the Purchase Price on the Closing Date in New York Clearing House Funds, to the account of the Company.

      The Company represents to Purchaser that, prior to the Closing, the Company will be executing substantially identical purchase agreements with respect to shares of Common Stock and Series A Preferred Stock (except for the name and address of the Purchaser and the number of shares of Series A Preferred Stock or Common Stock, as the case may be, purchased) with certain other investors (the "Other Purchasers') for an aggregate purchase price of at least $20,000,000. Purchaser and Other Purchasers are hereinafter sometimes referred to as the "Purchasers," and this Purchase Agreement and such other Purchase Agreements are hereinafter sometimes referred to as the "Purchase Agreements."

      Section 3. Issuance of the Certificates Representing the Securities. At the Closing, the Company will cause to be delivered to the Purchaser, one certificate for the Shares being purchased registered in the name of Purchaser as set forth on the signature page hereof (or in such other name as may be designated by Purchaser to the Company in writing upon payment of the applicable purchase price therefor).

      Section 4. Representations- Warranties and Covenants of the Company, The Company hereby represents and warrants to, and covenants with, Purchaser as follows:

            4.1. Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, The Company has all requisite power and authority, and all necessary authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental or regulatory bodies or any other person or entity, to own, lease and license its assets and properties and conduct its business as now being conducted and as described in the Offering Memorandum, except for such authorizations, approvals, consents, orders, licenses, certificates and permits the failure to so obtain would not have a material adverse effect upon the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect"'); no such authorization, approval, consent, order, license, certificate or permit contains a materially burdensome restriction other than as disclosed in the Offering Memorandum; and the Company has all such corporate power and authority, and has or will have as of the Closing such authorizations, approvals, consents, orders, licenses, certificates and permits as shall be necessary to enter into, deliver and perform this Agreement, the Purchase Agreements and the Other Transaction Documents (as defined in Section 4.3, below) and to issue and sell the Securities (except as may be required under state securities laws). The Company is duly qualified to do business and is in good standing in every jurisdiction where such qualification is required by controlling law and where the failure to so qualify is reasonably likely to have a Material Adverse Effect. The Company has no subsidiaries that would be deemed to be "significant subsidiaries" for purposes of Rule 1-02 of Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), substituting in the tests set forth in such rule the figure "5%" in each case.

      4.2. Authorized Capital Stock. The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Memorandum. All issued and outstanding shares of Company capital stock have been duly and validly authorized and issued, are fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, and have not been issued in violation of or subject to any preemptive right, co-sale right, registration right, right of first refusal or other similar right. All of the outstanding shares of capital stock of the Company's subsidiaries have been duly and validly authorized and issued and are fully paid and non-assessable and are owned, directly or indirectly, by the Company, free and clear of any lien, pledge, charge, security interest or other encumbrance. The Shares have been duly authorized and, when issued and sold pursuant to this Purchase Agreement will be duly and validly issued, fully paid and nonassessable and none of them will be issued in violation of any preemptive or other similar right, Except as disclosed in the Offering Memorandum, there is no outstanding option, warrant or other right calling for the issuance of, and there is no commitment, plan or arrangement to issue, any share of capital stock of the Company or any subsidiary or any security convertible into, or exercisable or exchangeable for, such capital stock. The Shares conform in all material respects to all statements in relation thereto contained in the Offering Memorandum.

      4.3. Due Execution. Delivery and Performance. The execution, delivery and performance of each of this Agreement and the Placement Agreement, the Registration Rights Agreement, the Purchase Agreements entered into with the Other Purchasers, the Option Agreement between the Company and The City National Bank of West Virginia ("City") and the similar Option Agreement between the Company and Sovereign Bancorp, Inc. ("Sovereign") the Bulk Servicing Purchase Agreement and the Flow Servicing Purchase Agreement referred to in Section 7.4 below (the "Servicing Purchase Agreements"'), the Warehouse Line Agreement referred to in Section 7.16(c) below, and the Flow Purchase Agreement referred to in Section 7,16(d) below (collectively, the "Other Transaction Documents") by the Company (a) have been (or prior to Closing will be) duly authorized by all requisite corporate action of the Company and (b) will not violate (i) the Certificate of Incorporation or Bylaws of the Company, or (ii) any provision of any indenture, mortgage, agreement, contract, or other instrument to which the Company or any of its subsidiaries is bound or be in conflict with, or result in a breach of or constitute (upon notice or lapse of time or both) a default under any such indenture, mortgage, agreement, contract, or other instrument or result in the creation or imposition of any lien, security interest, mortgage, pledge, charge or other encumbrance of any nature whatsoever upon any of the properties or assets of the Company or any of its subsidiaries, except for any such violations, conflicts, breaches or defaults which have been waived in writing as of the Closing or would not have a Material Adverse Effect. Upon execution and delivery, this Agreement and the Other Transaction Documents will constitute legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms, except insofar as the enforcement thereof may be limited by bankruptcy law or other laws relating to or affecting the enforcement of creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as rights to indemnity or contribution may be limited under applicable law.

      4.4. Offering Memorandum and Additional Information. The Company has furnished, and Purchasers acknowledge receipt of the Offering Memorandum dated June 9, 1998.

      The Offering Memorandum when combined with the documents incorporated by reference therein does not, and any amendment or supplement thereto will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Each document incorporated by reference into the Offering Memorandum complies in a material respects with the requirements of the Exchange Act, and the Commission's rules and regulations thereunder ("Exchange Act Regulations") and, when read together with the other information in the Offering Memorandum, does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

      4.5. Legal Proceedings. There are no actions, suits, investigations or proceedings pending or threatened other than as disclosed in the Offering, Memorandum (including the documents incorporated by reference therein and provided to the Purchasers) to which the Company or any of its subsidiaries is a party or to which any of their properties is subject before or by any court or governmental agency or both which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; and to the knowledge of the Company, no such actions, suits, investigations or proceedings are threatened by any person, corporation or governmental agency or body.

      4.6. No Material Adverse Change. Subsequent to the respective dates as of which information is given in the Offering Memorandum, and except as specifically described therein, there has not been (i) any material adverse change in the business, properties or assets described or referred to in the Offering Memorandum, or the results, of operations, condition (financial or otherwise) earnings, operations, business or business prospects, of the Company and its subsidiaries, taken as a whole, (ii) any transaction entered into (whether binding or nonbinding) by the Company and/or its subsidiaries that is material to the Company and its subsidiaries, taken as a whole, except transactions in the ordinary course of business, (iii) any obligation that is material to the Company and its subsidiaries, direct or indirect, contingent or noncontingent, matured or unmatured, absolute or otherwise, incurred by the Company or its subsidiaries, except obligations incurred in the ordinary course of business, (iv) any change in the capital stock (other than upon the exercise of stock options described in the Offering Memorandum) or outstanding indebtedness of the Company or its subsidiaries (other than indebtedness incurred in the ordinary course of business consistent with past practice), (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company or any of its subsidiaries, or (vi) any change in senior management or key employees, and no such change or event is reasonably expected.

      4.7. Law and Regulation. The Company and its subsidiaries are in compliance with, and conduct their respective businesses in conformity with all applicable laws and governmental regulations governing the businesses conducted by the Company and its subsidiaries, as the case may be, except for failures to comply or conform which would not have a Material Adverse Effect.

      4.8. Accounting. Matters. Deloitte & Touche LLP ("D&T"), which has audited the financial statements, together with the related notes, of the Company as of August 3 1, 1997 and 1996, and for each of the three years ended August 31 1997, 1996, and 1995, which are included in the Offering Memorandum, are independent public accountants as required by the Securities Act of 1933, as amended (the "Securities Act") and the Securities Act Regulations (as if the Offering Memorandum was a prospectus filed as part of a registration statement filed under the Securities Act).

      The financial statements included or incorporated by reference in the Offering Memorandum comply as to form in all material respects with applicable accounting requirements of the Securities Act, the Securities Act Regulations, the Exchange Act, and the Exchange Act Regulations, including Regulation SA under the Securities Act (as if such financial statements were filed with or incorporated by reference in a registration statement under the Securities Act), and said financial statements present fairly the financial position of the Company and its Subsidiaries on a consolidated basis as of the dates indicated and the results of their operations for the periods specified; except as otherwise stated in the Offering Memorandum, such financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis and such financial statements are consistent in all material respects with financial statements and other reports filed by the Company and its Subsidiaries with the Commission; the supporting schedules included are incorporated by reference in the Offering Memorandum and present fairly the information required to be stated therein. The selected and summary financial and statistical data included in the Offering Memorandum present fairly the information shown therein and have been compiled on a basis consistent with the audited financial statements presented therein.

      The Company and each of its subsidiaries (i) make and keep books and records which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets-, (ii) maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management's general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets, (c) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect thereto, and (d) access to assets is permitted only with management's general or specific authorization; and (iii) otherwise conform to the requirements of the Exchange Act, Section 13(b) and Regulation 13b-2 thereunder and shall continue to do so for so long as Purchaser holds any Shares,

      4.9. Compliance with Securities Laws. Assuming (i) the accuracy of the representations and warranties of FBR and the Purchasers as set forth in the Placement Agreement and the Purchase Agreements, and (ii) that the Purchaser, the Other Purchasers and the participants in the Exchange Offer are either "qualified institutional buyers" (as defined in Rule 144A under the Securities
Act) or "accredited  investors"' (as defined in Rule 501(a) under the Securities
Act) (the Company having received representations from such persons to such effect), the Company has complied with all applicable federal and state securities or Blue Sky laws in connection with the Offerings and the Offerings are or will be exempt from registration under such laws.

      4.10. Intangibles. The Company owns or possesses adequate and enforceable rights to use all trademarks, trademark applications, trade names, service marks, copyrights, copyright applications, licenses, know-how and other similar rights and proprietary knowledge (collectively, "Intangibles") necessary for the conduct of its business as described in the Offering Memorandum. The Company has not received any notice of, nor to its best knowledge is aware of, any infringement of or conflict with asserted rights of others with respect to any intangibles which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

      4.11. Title. The Company has good title to each of the items of personal property which are reflected in the financial statements referred to in Section
4.8 or are referred to in the Offering Memorandum as being owned by it and valid and enforceable leasehold interests in each of the items of real and personal property which are referred to in the Offering Memorandum as being leased by it, in each case free and clear of all liens, encumbrances, claims, security interests and defects, other than those described in the Offering Memorandum and those which do not and will not have a Material Adverse Effect.

      4.12. Contracts. Each material contract or agreement to which the Company is a party is in full force and effect and is valid and enforceable by and against the Company in accordance with its terms, assuming the due authorization, execution and delivery thereof by each of the other parties thereto. Except as disclosed in the Offering Memorandum, neither the Company, nor to the best knowledge of the Company, any other party is in default in the observance or performance of any term or obligation to be performed by it under any such agreement, and no event has occurred which with notice or lapse of time or both would constitute such a default, in any such case which default or event would have a Material Adverse Effect. Except as described in the Offering Memorandum, no default exists, and no event has occurred which with notice or lapse of time or both would constitute a default, in the due performance and observance of any term, covenant or condition by the Company of any other agreement or instrument to which the Company is a party or by which it or its properties or business may be bound or affected which default or event would have a Material Adverse Effect.

      4.13. No Violation. The Company is not in violation of any term or provision of its Certificate of Incorporation or Bylaws or of any franchise, license, permit, judgment, decree, order, statute, rule or regulation, where the consequences of such violation would have a Material Adverse Effect.

      4.14. Transactions with Affiliates. No transaction has occurred or is contemplated between or among the Company and any of its officers or directors or any affiliate or affiliates of any such officer or director that would have been required to be described in the Offering Memorandum if it were part of a Registration Statement under the Securities Act and is not described in the Offering Memorandum,

      4.15. No Manipulation. The Company has not taken, nor will it take, directly or indirectly, any action designed to or which might reasonably be expected to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Common Stock to facilitate the sale or resale of any of the Shares.

      4.16. Taxes. The Company or its former parent, Mego Financial Corp., has filed all Federal, state, local and foreign tax returns which are required to be filed by the Company through the date hereof, or has received extensions thereof, and has paid all taxes shown on such returns and all assessments received by it to the extent that the same are material and have become due.

      4.17. Investment Company Act of 1940. The Company is not, and will not become upon the issuance and sale of the Securities and the application of net proceeds therefrom as described in the Offering Memorandum under the caption "Use of Proceeds," an "investment company" or, assuming FBR is not an "investment company," an entity "controlled" by an "investment company" as such terms are defined in the Investment Company Act of 1940, as amended (the " 1940 Act").

      4.18. Use of Proceeds. The Company will apply the proceeds from the Offerings as set forth in the Offering Memorandum.

      4.19. Board of Directors. As of the Closing, the Board of Directors of the Company shall have seven members and Purchaser shall be entitled at the Closing or at any time thereafter to designate one member, who shall be appointed to the Board of Directors promptly following his designation and who shall also be elected to any executive or similar committee of the Board of Directors. After the Closing and until the first date on which Purchaser holds shares of Common Stock (on an as-converted basis) and Common Stock representing less than 7.0% of the outstanding shares of Common Stock (including the number of shares of Common Stock into which all outstanding shares of Common Stock are convertible) (the "7% Termination Date") (a) the Board of Directors shall continue to have seven members (as adjusted pursuant to the following sentence and the similar provision of the Preferred Stock Purchase Agreement of even date herewith between the Company and Sovereign), and (b) Purchaser shall be entitled to nominate one member of the Board of Directors at each meeting of shareholders at which directors are elected, and such member shall also be elected to any executive or similar committee of the Board of Directors. The Company shall use its best efforts to cause the nominees of Purchaser to be elected to the Board of Directors and appointed to such committee. Purchaser shall have the right at all times until the 7% Termination Date to designate .a. representative (who shall be reasonably satisfactory to the Company) who shall be given notice of and who shall have the right to attend all meetings of the Board of Directors of the Company and all meetings of any executive or similar committee of the Board of Directors.

      4.20. Certificates. Any certificates signed by any officer of the Company or its subsidiaries, and delivered to the Purchasers or to counsel for the
Purchasers pursuant to the terms of this Agreement shall be deemed a representation and warranty by the Company to the Purchaser as to the matters covered thereby.

      4.21. Mortgage-Related Asset Revaluation. Immediately following Closing, the Company shall cooperate with City, with the advice of their respective advisors, to arrive at a mutually satisfactory, and more conservative set of assumptions to be used to value the mortgage-related assets carried on the Company's balance sheet.

      4.22. Other Transaction. The material terms of all of the transactions relating to the Recapitalization are accurately disclosed on Exhibit E.

      4.23. Best Efforts. The Company shall cooperate with Purchaser and shall use its reasonable best efforts to do or cause to be done all things necessary or appropriate on its part in order to effect the consummation of the transactions contemplated under this Agreement.

      4.24. Due Diligence. In order to permit Purchaser to perform further due diligence, the Company shall give to Purchaser and its accountants, counsel and other authorized representatives reasonable access during normal business hours throughout the period prior to the Closing Date to all of its properties, books, records, contracts and other documents relating to its business as Purchaser may reasonably request, subject to the obligation of Purchaser and its authorized representatives to maintain the confidentiality of all non-public information concerning the Company obtained by reason of such access.

     Section  5.   Representations;   Warranties  and  Covenants  of  Purchaser.
Purchaser hereby represents, warrants and covenants to the Company as follows:

      5.1. Compliance with United States Securities Laws. Purchaser understands and acknowledges that the Shares have not been registered under the Securities Act, and that the Shares may not be offered or sold in the United States or to, or for the account or benefit of, any "U.S. person" (as defined in Regulation S under the Securities Act), unless such Securities are registered under the Securities Act or such offer or sale is made pursuant to an exemption from the registration requirements of the Securities Act. The Shares are being offered and sold in reliance on an exemption from registration pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. Purchaser further represents that it has read and understands the investor notices and legends set forth in the Offering Memorandum.

      5.2. Status of Purchaser. Purchaser is purchasing the Shares for its own account or for persons or accounts as to which it exercises investment discretion. Such Purchaser is an "accredited investor" (as defined in Rule 501(a) under the Securities Act) and is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investments in restricted securities and has requested, received, reviewed and considered all information it deems relevant in making a decision to execute the Purchase Agreement and to purchase the Shares. Purchaser has agreed to purchase the Shares for investment and not with a view to distribution. To the extent that any certificate representing the Shares is registered in the name of Purchaser's nominee, Purchaser confirms that such nominee is acting as custodian for Purchaser of the Shares represented thereby.

      5.3. Restrictions on Re-Sale. Purchaser understands that the Shares are only transferable on the books and records of the Company and its Transfer Agent and Registrar and that the Company and the Transfer Agent and Registrar will not register any transfer of the Shares which the Company in good faith believes violates the restrictions set forth in this Section 5.3 or violates any state or federal securities laws. Purchaser will not, directly or indirectly, voluntarily offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) its rights under this Purchase Agreement or the Shares otherwise than in compliance with the Securities Act, any applicable state securities or blue sky laws and any applicable securities laws of jurisdictions outside the United States, and the rules and regulations promulgated thereunder.

      Purchaser understands that the Company intends to register the Shares under the Securities Act as contemplated in the Registration Rights Agreement. After registration of the Shares under the Securities Act, Purchaser agrees to comply with the prospectus delivery and all other requirements of the Securities Act in connection with any sale or other disposition of the Shares. Purchaser agrees that Purchaser or its broker will deliver to each transferee a copy of a current prospectus until the Company gives written notice to the Purchaser that delivery of a current prospectus is no longer required. Purchaser agrees to confirm with the Company that the prospectus is in fact current and that the Shares may be lawfully sold prior to any sale or other disposition by Purchaser.

      5.4. Due Execution. Delivery and Performance of the Purchase Agreement and Other Obligations. Upon approval of this Agreement and the transactions contemplated herein by its Board of Directors: Purchaser will have full right, power, authority and capacity to enter into this Purchase Agreement and to consummate the transactions contemplated hereby; the execution, delivery and performance of this Purchase Agreement by Purchaser will have been duly authorized by all requisite corporate action of Purchaser; upon the execution and delivery of this Purchase Agreement by Purchaser, this Purchase Agreement shall constitute the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with its terms except insofar as the enforcement thereof may be limited by bankruptcy law or other laws relating to or affecting the enforcement of creditors' rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as rights to indemnity and contribution may be limited under applicable law.

      5.5. Representations, Warranties and Covenants at Closing. Each of the representations and warranties contained in this Section 5 is true and correct as of the date of this Purchase Agreement and will be true and correct as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date. Each of the covenants contained in this
Section 5 will have been performed as of the Closing Date if performance is required as of such date by this Section 5.

      Section 6. Survival of Representations, Warranties, Covenants and Agreements. Notwithstanding any investigation made by either party to this Purchase Agreement, all representations, warranties, covenants and agreements made by the Company and Purchaser herein shall survive the execution of this Purchase Agreement, the delivery of certificates representing the Shares and the receipt of payment for the Shares.

      Section 7. Conditions to Closing. The obligations of the Purchaser hereunder are subject to (1) the accuracy of the representations and warranties on the part of the Company in all material respects on the date hereof, at the Closing Date, (ii) the performance by the Company of its obligations hereunder in all material respects, and (iii) the following further conditions:

      7.1. Exchange Offer. The Company shall have consummated the Exchange Offer with respect to at least $76 million in aggregate principal amount of Original Notes.

      7.2. Additional Equity. The Company shall have consummated or sale of additional shares of Common Stock and Series A Preferred Stock pursuant to the Offerings for aggregate gross proceeds to the Company of not less than $20,000,000.

      7.3. Waiver of Change of Control Payments. All current and former directors, officers, employees and consultants of the Company or any subsidiary who would be entitled as a result of the consummation of the Recapitalization to receive payments or other benefits pursuant to "change of control" provisions of any agreement between such person and the Company or any subsidiary shall have irrevocably waived their rights to receive such payments or benefits and the Company shall have irrevocably determined not to make such payments.

      7.4. Servicing Purchase Agreements. The Company and City shall have entered into a Bulk Servicing Purchase Agreement including the terms set forth on Exhibit B and a Flow Servicing Purchase Agreement including the terms set forth on Exhibit 0 and each such Agreement shall have been determined by City in the exercise of its sole and absolute discretion to be satisfactory in form and substance.

      7.5. Registration Rights Agreement. The Company and Purchaser shall have entered into the Registration Rights Agreement and such agreement shall have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.

      7.6. Opinion of Greenberg Traurig. The Company shall have furnished to the Purchaser on the Closing Date an opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., counsel for the Company, addressed to the Purchaser and dated the Closing Date and in form reasonably satisfactory to the Purchaser, stating that:

      (a) the authorized shares of capital stock of the Company conform as to legal matters to the description thereof contained in the Offering Memorandum under the heading "Description of Capital Stock-, the Company has an authorized capitalization as set forth in the Offering Memorandum under the caption
"Capitalization"- the issued and outstanding shares of capital stock of the Company have been duly and validly authorized and issued and are fully paid and non-assessable, to such counsel's knowledge, except as set forth in the Offering Memorandum, there are no outstanding (i) securities or obligations of the Company convertible into or exercisable or exchangeable for any shares of capital stock of the Company, (ii) warrants, rights, or options to subscribe for or purchase from the Company any shares of capital stock or any such convertible or exchangeable securities or obligations, or (iii) obligations of the Company to issue any shares of capital stock, any such convertible or exchangeable securities or obligation, or any such warrants, rights, or options; the Shares have been duly authorized, and, when issued and sold pursuant to this Purchase Agreement, will be duly and validly issued, fully paid and nonassessable.

      (b) the Company has been duly incorporated and is validly existing and in good standing under the laws of the State of Delaware with all requisite corporate power and authority to own, lease and license its assets and properties and conduct its business as now being conducted and as described in the Offering Memorandum and to enter into, deliver and perform this Agreement, the Purchase Agreements and the Other Transaction Documents;

      (c) the Company is duly qualified in or registered by and in good standing as a foreign corporation in each jurisdiction listed on Exhibit E hereto;

      (d) to such counsel's knowledge, except as described in the Offering Memorandum, the Company is not in breach of, or in default under (nor has any event occurred that with notice, lapse of time, or both would constitute a breach of or default under) its Certificate of Incorporation or in the performance or observation of any obligation, agreement, covenant, or condition contained in any license, indenture, mortgage, deed of trust, loan or credit agreement, or any other agreement or instrument known to such counsel to which the Company or any of its subsidiaries is a party or by which any of them or their respective properties may be bound or affected or under any law, regulation, or rule or any decree, judgment, or order applicable to the Company or any of its subsidiaries, except such breaches or defaults that are not reasonably likely to have a Material Adverse Effect;

      (e) the execution, delivery, and performance of this Agreement and the Other Transaction Documents by the Company and the consummation by the Company of the transactions contemplated under this Agreement and the Other Transaction Documents, as the case may be, do not and will not conflict with, or result in any breach of, or constitute a default under (nor constitute any event that with notice, lapse of time, or both would constitute a breach of or default under)
(i) any  provisions of the Company's  certificate of  incorporation  or by-laws,
(ii) any provision of any license, indenture, mortgage, deed of trust, loan or credit agreement, or other agreement or instrument known to such counsel and to which the Company or any subsidiary is a party or by which any of them or their respective properties may be bound or affected, or (iii) to such counsel's knowledge, assuming (x) the accuracy of the representations and warranties of the Company, FBR and the Purchasers set forth in the Placement Agreement, the Purchase Agreements and the Other Transaction Documents, and (y) that the Purchaser, the Other Purchasers and the participants in the Exchange Offer are either "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or "accredited investors" (as defined in Rule 501(a) under the Securities Act), any law or regulation or any decree, judgment, or order applicable to the Company or any subsidiary, except in the case of clause (ii) for such conflicts, breaches, or defaults that have been waived or individually or in the aggregate are not reasonably likely to have a Material Adverse Effect;

      (f) the Company has fall corporate power, and authority to enter into and perform this Agreement and the Other Transaction Documents and to consummate the transactions contemplated herein; this Agreement and the Other Transaction Documents have been duly authorized, executed, and delivered by the Company and will constitute valid and binding agreements of the Company enforceable against the Company in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally, and by general principles of equity, whether considered at law or in equity, and except as rights to indemnity or contribution may be limited under applicable law;

      (g) assuming (x) the accuracy of the representations and warranties of the Company, FBR and the Purchasers set forth in the Placement Agreement, the Purchase Agreements and the Other Transaction Documents, and (y) that the Purchaser, the Other Purchasers and the participants in the Exchange Offer are either "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) or "accredited investors" (as defined in Rule 501(a) under the Securities Act), no approval, authorization, consent, or order of or filing with any federal or, to such counsel's knowledge, state governmental or regulatory commission, board, body, authority, or agency is required in connection with the execution, delivery, and performance by the Company of this Agreement and the Other Transaction Documents or the consummation of the transactions contemplated hereby and thereby by the Company, or the sale and delivery of the Shares by the Company as contemplated hereby, other than (i) the filing of a certificate of designation of the Series A Preferred Stock with the Secretary of State of Delaware, (ii) the filing of a Current Report on Form 8-K, (iii) filings required pursuant to the terms of the Registration Rights Agreement and any other registration rights agreements entered into pursuant to the Offerings and the Exchange Offer, and (iv) as may be required pursuant to any state securities laws;

      (h) to such counsel's knowledge, each of the Company and its subsidiaries has all necessary licenses, authorizations, consents, and approvals and has made all necessary filings required under any federal, state, or local law, regulation or rule, and has obtained all necessary authorizations, consents, and approvals from other persons, required to conduct their respective businesses, as described in the Offering Memorandum, except to the extent that any failure to have any such licenses, authorizations, consents, or approvals would not, individually or in the aggregate, have a Material Adverse Effect, to such counsel's knowledge, neither the Company nor any of its subsidiaries is in violation of, in default under, or has received any notice regarding a possible violation, default, or revocation of any such license, authorization, consent, or approval or any federal, state, local, or foreign law, regulation, or decree, order, or judgment applicable to the Company or any of its subsidiaries, which would result in a Material Adverse Effect; and no such license, authorization, consent, or approval contains a materially burdensome restriction that is not adequately disclosed in the Offering Memorandum;

      (i) the issuance and sale of the Shares by the Company is not subject to preemptive or other similar rights arising by operation of law, under the Certificate of Incorporation or Bylaws of the Company or under any agreement known to such counsel to which the Company or any of its subsidiaries is a party;

      (j) the form of certificate used to evidence the shares complies in all material respects with all applicable statutory requirements, with any applicable requirements of the Certificate of Incorporation and Bylaws of the Company and the requirements of The Nasdaq National Market;

      (k) the statements under the captions "Business - Government Regulation," "Description of the Original Notes," "Description of the New Notes," "Description of Capital stock' and "Certain Federal Income Tax Consequences" in the Offering Memorandum, insofar as such statements constitute a summary of the legal matters referred to therein, constitute accurate summaries thereof in all material respects;

      (l) except as described in the Offering Memorandum, to such counsel's knowledge, there are no actions, suits, investigations or proceedings pending to which the Company or any of its subsidiaries is a party or to which any of their properties is subject before or by any court or governmental agency or both, which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect;

      (m) neither the Company nor any of its subsidiaries is, or solely as a result of transactions contemplated hereby and the application of the proceeds from the sale of the Shares or the consummation of the Recapitalization, will become an "investment company" or, assuming that FBR is not an "investment company," a company "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act").

      In addition, such counsel shall state that they have participated in conferences with the directors, officers and employees of the Company and its independent public accountants at which the contents of the Offering Memorandum were discussed and, although such counsel is not passing upon and does not assume responsibility for the accuracy, completeness, or fairness of the statements contained in the Offering Memorandum (except as and to the extent stated above), they have no reason to believe that the Offering Memorandum, as of its date and as of the date of such counsel's opinion, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (it being understood that, in each case, such counsel need express no view with respect to the financial statements and other financial and statistical data included in the Offering Memorandum).

      7.7. Comfort Letter. The Purchaser shall have received from Deloitte & Touche LLP, letters relating to the Offering Memorandum dated as of the Closing Date addressed to the Purchaser and in form and substance satisfactory to it.

      7.8. Offering Memorandum. The Offering Memorandum, as amended or supplemented after the date hereof, shall not, in Purchaser's reasonable judgment, (i) disclose a material change in the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole, as described in the Offering Memorandum dated June 9, 1998, or (ii) contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

      7.9. Other Transactions. There shall have been, in Purchaser's reasonable judgment, no material change in the terms of the transactions described in Exhibit F.

      7.10. No Material Adverse Effect. Between the time of execution of this Agreement and the Closing Date no event shall have occurred which has had or is reasonably likely to have a Material Adverse Effect.

      7.11. Certificates. The Company will, on the Closing Date deliver to the Purchaser a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company to the effect that, to each of such officer's knowledge, the representations and warranties of the Company M forth in this Agreement are true and correct as of such date and the conditions set forth in Sections 7.1, 7.2, 7.3, 7.9, 7.10, 7,12 and 7.13 of this Agreement have been met. The Company shall have furnished to the Purchaser such other documents and certificates as to the accuracy and completeness of any statement in the Offering Memorandum, the representations, warranties and statements of the Company contained herein, and the performance by the Company of its covenants contained herein, and the fulfillment of any conditions contained herein as of the Closing Date as the Purchaser may reasonably request.

      7.12. Consents. The Company shall have obtained in writing all consents of third parties necessary to permit the consummation of the transactions contemplated by this Agreement and the Other Transaction Documents and no such consent shall contain any term or condition that Purchaser reasonably deems to be materially disadvantageous to the Company or Purchaser.

      7.13. Related Party Indebtedness. At the Closing, the Company shall have no outstanding indebtedness to Mego Financial Corp.

      7.14. Documents. The Company shall have delivered to Purchaser executed copies of the Purchase Agreements entered into with the Other Purchasers and all other agreements between the Company and any Other Purchasers or any holder of the Original Notes or the New Notes relating to the Offerings or the Recapitalization.

      7.15. Additional Conditions. The obligations of Purchaser hereunder are further subject to the satisfaction of each of the following conditions:

            (a) Certificate of Designation. The certificate of designation of the Series A Preferred Stock shall have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.
            (b) Letter from FBR. FBR shall have delivered to Purchaser a letter in the form attached hereto as Exhibit G.

            (c) Warehouse Line Agreement. The Company and Sovereign shall have entered into a Warehouse Line Agreement, which Agreement: (i) shall include, inter alia, the terms set forth in Exhibit H hereto, and (ii) shall otherwise have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.

            (d) Flow Loan Purchase Agreement. The Company and Sovereign shall have entered into a Flow Loan Purchase Agreement, which Agreement: (i) shall include, inter alia, the terms set forth in Exhibit I hereto, (ii) shall provide that the Company shall retain servicing rights with respect to all loans purchased in the Flow Loan Purchase Agreement, and (iii) shall otherwise have been determined by Purchaser in the exercise of its sole and absolute discretion to be satisfactory in form and substance.

            (e) Amendment of Placement Agreement. The Company and FBR shall have entered into an Amendment to the Placement Agreement under the terms of which the parties thereto agree that the fees to be paid to FBR shall be paid by the delivery of shares of Common Stock valued at $1.50 per share.

      Section 8. Conditions to Closing. The obligations of the Company hereunder are subject to (i) the accuracy of the representations and warranties on the part of the Purchaser in all material respects on the date hereof, at the Closing Date, and (ii) the performance by the Purchaser of its obligations hereunder in all material respects.

      Section 9.  Compliance with the Securities Act.

      9.1. Information Available. So long as Purchaser holds any shares of the Company's capital stock, the Company will furnish to each Purchaser:

      (a) as soon as practicable after available, one copy of (i) its Annual Report to Shareholders, and (H) if not included in substance in the Annual
Report to Shareholders, its Annual Report on Form 10-K, and (iii) each of its Quarterly Reports to Shareholders and its Quarterly Reports on Form 10-Q, and

      (b) upon the reasonable request of Purchaser, all other information of a kind that is generally available to the public.

      9.2. Legend Requirement. Purchaser hereby agrees that the Shares will be subject to Section 5.3 hereof and to that effect the following legend will appear on the Shares until such time as the Company may deem such legend to be no longer required under the federal or state securities laws-

      The Securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, of the United States of America (the "Act") and may have been issued in reliance upon the exemption set forth in
Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. The Securities represented by this certificate may not be offered, sold, transferred or otherwise disposed of in the United States or to, of for the account or benefit of, any "U.S. person" (as defined in Regulation S) unless registered under the Act or an exemption from the registration requirements of the Art is available.

      Section 10. Broker's Fee. Purchaser acknowledges that the Company has advised it that the Company intends to pay FBR, the placement agent: (i) a fee (the "Offerings Fee") equal to 6.0% of the gross proceeds received from the sale of the shares of Common Stock (except for those shares sold to the Purchaser) and Series A Preferred Stock sold in the Offerings and shares of Common Stock (except for those shares sold to the Purchaser or his affiliates) sold in the Rights Offering; and (ii) a fee (the "Advisory Fee") of $1,000,000 as financial advisor in connection with the Recapitalization. Purchaser further acknowledges that the Company has advised it that the Offering Fee is payable upon consummation of the Offerings in Common Stock valued at the Offering Price and the Advisory Fee is payable upon consummation of the Rights Offering in Common Stock valued at the Offering Price. Purchaser further acknowledges that the Company has advised it that the Company has also agreed: (i) to reimburse FBR on request by the FBR for the FBR out-of-pocket expenses, including, among other things, the fees and expenses of legal counsel; and (ii) to indemnify FBR against certain liabilities, including liabilities under the Securities Act, and other liabilities incurred in connection with the Offerings, and to contribute to payments FBR may be required to make in respect thereof. The parties hereto hereby represent that there are no other brokers or finders entitled to compensation in connection with the We of the securities contemplated hereby.

      Section 11. Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by registered air mail, postage prepaid, or sent by facsimile transmission with a confirmation copy sent by registered mail, and shall be deemed given when so mailed:

      (a) if to the Company,  to 1000 Parkwood Circle,  Atlanta,  Georgia 30339,
Attention: Jeffrey S. Moore, or to such other person at such other place as the Company shall designate to the Purchaser in writing;

      (b) if to Purchaser, to 2120 Leroy Place, Washington, D.C. 20008, or at such other address or addresses as Purchaser may have furnished to the Company, or

      (c) if to any transferee or transferees of Purchaser, at such address or addresses as shall have been furnished to the other parties hereto at the time of the transfer or transfers, or at such other address or addresses as may have been furnished by such transferee or transferees to the other parties hereto in writing,

      Section 12. Amendments. No amendment, interpretation or waiver of-any of the provisions of this Purchase Agreement shall be effective unless made in writing and signed by the parties to this Purchase Agreement,

      Section 13. Headings. The headings of the sections, subsections and subparagraphs of this Purchase Agreement are used for convenience only and shall not affect the meaning or interpretation of the contents of this Purchase Agreement.

      Section 14. Enforcement. The failure to enforce or to require the performance at any time of any of the provisions of this Purchase Agreement shall in no way be construed to be a waiver of such provisions, and shall not affect either the validity of this Purchase Agreement or any part hereof or the right of any party thereafter to enforce each and every provision in accordance with the terms of this Purchase Agreement.

      Section 15. Governing Law. This Purchase Agreement and the relationships of the parties in connection with the subject matter of this Purchase Agreement shall be governed by and determined in accordance with the laws of the State of Georgia in the United States of America.

      Section 16. Severability. If any severable provision of this Purchase Agreement is held to be invalid or unenforceable by any judgment of a tribunal of competent jurisdiction, the remainder of this Purchase Agreement shall not be affected by such judgment, and the Purchase Agreement shall be carried out as nearly as possible according to its original terms and intent.

      Section 17. Counterparts. This Purchase Agreement may be executed in counterparts, all of which shall constitute one agreement, and each such counterpart shall be deemed to have been made, executed and delivered on the date set out at the head of this Purchase Agreement without regard to the dates or times when such counterparts may actually have been made, executed or delivered.

      Section 18. Assignment. This Purchase Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of, as the case may be, and be enforceable by and against the parties hereto and their respective successors and assigns, but neither this Purchase Agreement nor any of the rights, interests or obligations of the parties hereunder shall be assigned by any of the parties hereto without the prior written consent of each of the other parties.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives the day and year first above written.

                                          MEGO MORTGAGE CORPORATION


                                          By:_______________________________

                                                Name:  Jeffrey S. Moore
                                                Title:  President and Chief
                                                        Executive Officer


                                          EMANUEL J. FRIEDMAN


                                          By:________________________________

                                                                 EXHIBIT B



                          REGISTRATION RIGHTS AGREEMENT

     This Registration Rights Agreement (this "Agreement") is made and entered into as of June 29, 1998 by and between Mego Mortgage Corporation, a Delaware corporation (the "Company"), and Emanuel J. Friedman ("Friedman") in connection with the purchase of the Company's common stock, par value $.01 per share (the "Common Stock") in the transactions comprising the Company's Recapitalization (as defined below).

      WHEREAS, the Company is engaging in a plan of recapitalization (the "Recapitalization") which includes the following: (i) a private offering (the "Common Stock Offering") of shares of its Common Stock. (ii) a private offering (the "Series A Preferred Stock Offering") by the Company of shares of its Series A convertible preferred stock (the "Series A Preferred Stock"); and (iii) an offer occurring concurrently with the Common Stock Offering and the Series A Preferred Stock Offering (together, the "Offerings") and as a condition thereto to exchange shares of Series A Preferred Stock and/or new 12 1/2% Subordinated Notes Due 2001 (the "New Notes") of the Company or a combination thereof, subject to certain limitations, for any and all of the outstanding 12 1/2% Senior Subordinated Notes Due 2001 of the Company, subject to certain conditions (the "Exchange Offer")

      WHEREAS, the Company his entered into a Placement Agreement dated as of June 9, 1998 (the Placement Agreement"), with Friedman, Billings, Ramsey & Co., Inc. ("FBR"), a Virginia corporation, pursuant to which FBR will act as placement agent in connection with the issue and sale of the Common Stock and Series A Preferred Stock to be issued in the Recapitalization;

      WHEREAS, the Company has entered into various Purchase Agreements (each a "Purchase Agreement") with certain purchasers of Common Stock and Series A Preferred Stock in conjunction with the Offerings, and

      WHEREAS, as an incentive to induce investors to participate in the Recapitalization, the Company has agreed to provide registration rights to holders of Common Stock acquired in the Offerings and to holders of Series A Preferred Stock issued in the Offerings and the Exchange Offer relating to the shares of Common Stock underlying the Series A Preferred Stock (such shares of Common Stock are referred to herein as the "Securities").

      NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by all parties hereto, the parties, intending to be legally obligated, hereby agree as follows:

SECTION 1. DEFINITIONS

      As used in this Agreement, the following capitalized terms shall have the following meanings:

      "Act": The Securities Act of 1933, as amended,

      "Broker-Dealer": Any broker or dealer registered as such under the Exchange Act.

      "Closing Date":  The date of this Agreement.

      "Commission": or "SEC": The United States Securities and Exchange Commission.

      "DTC":  The Depository Trust Company.

      "Exchange Act":  The Securities Exchange Act of 1934, as amended.

      "NASD":  National Association of Securities Dealers, Inc.

      "Person": An individual, partnership, corporation, trust or unincorporated organization, or a government or in agency, authority or political subdivision thereof.

      "Prospectus": The prospectus included in a Registration Statement, as amended or supplemented, including post-effective amendments, therein.

      "Registration Default":  As defined in Section 3 hereof.

      "Resale Filing Deadline":  As defined in Section 2 hereof.

      "Resale Registration Statement":  As defined in Section 2 hereof.

      "Securities":  As defined in the preamble hereto.

      "Transfer Restricted Securities": Each Security, until the earliest to occur of (a) the date on which such Security has been effectively registered under the Act and disposed of in accordance with a Resale Registration Statement or such other applicable registration statement, (b) the date on which such Security is available for sale without restriction to the public pursuant to Rule 144 under the Act or by a Broker-Dealer pursuant to the "Plan of Distribution" contemplated in the Resale Registration Statement.

      "Underlying Common Stock": The shares of Company Common Stock into which the Series A Preferred Stock may be converted.

      "Underwritten Registration" or "Underwritten Offering": An offering in which securities of the Company arc sold to an underwriter for reoffering to the public pursuant to an affective registration statement filed with the Commission.

SECTION 2. RESALE REGISTRATION STATEMENT

      (a)   Registration.  The Company shall:

            (x) cause to be filed one or more registration statements on Form S-1, S-2, S-3 Or S4, if the use of such form is then available (each a "Resale Registration Statement") pursuant to Rule 415 under the Act, on or prior to September 16, 1998 (the "Resale Filing Deadline"), which Resale Registration Statements shall provide for resales of all Transfer Restricted Securities, the holders of which shall have provided the information required pursuant to Section 2(b) hereof-, and

            (y)  use  its   reasonable   best   efforts  to  cause  such  Resale
      Registration Statements to be declared effective by the Commission on or before the 180th day after the Closing Date.

      The Company shall use its reasonable best efforts to keep such Resale Registration Statement continuously effective, supplemented and amended to the extent necessary to ensure that it is available for resales of Securities by the holders of Transfer Restricted Securities entitled to the benefit of this
Section 2(a), and to ensure that it conforms with the requirements of this Agreement, the Act and the policies, rules and regulations of the Commission as announced from time to time, until the earlier of (i) a period of at least three years following the Closing Date or (ii) the date on which all Transfer Restricted Securities may be sold without restriction.

      (b) Provision by Friedman of Certain Information in Connection with the Shelf Registration Statement. Friedman may not include any of its Transfer Restricted Securities in any Resale Registration Statement pursuant to this Agreement unless and until Friedman furnishes to the Company in writing, within 20 business days after receipt of a request therefor, such information as the Company may reasonably request for use in connection with any Resale Registration Statement or Prospectus or preliminary Prospectus included therein. Friedman shall not be entitled to Liquidated Damages pursuant to Section 3 hereof unless and until Friedman shall have used its best efforts to provide any and all such reasonably requested information. Friedman agrees to promptly furnish to the Company all information relating to a Resale Registration
Statement required to be disclosed in such Resale Registration Statement in order to make the information previously furnished to the Company by Friedman not materially misleading.

SECTION 3. LIQUIDATED DAMAGES

      Subject to the provisions of Section 2(b) hereof, if (i) the applicable Resale Registration Statements required by this Agreement is not filed with the Commission on of prior to the date specified for such filing in this Agreement or (ii) any Registration Statement required by this Agreement is filed and declared effective but shall thereafter cease to be effective or fail to be usable for its intended purpose without being restored to effectiveness by amendment or otherwise within thirty (30) business days or succeeded immediately by in additional Resale Registration Statement that cures such failure and that is itself immediately declared effective within thirty (30) business days (each such event referred to in clauses (i) and (h), a "Registration Default"), the Company shall pay liquidated damages to Friedman with respect to the first 90-day period immediately following the occurrence of such Registration Default, in an amount equal to $.05 per share per week of Common Stock. The amount of the liquidated damages shall increase by an additional $.05 per share per week with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of liquidated damages of $.50 per week. All accrued liquidated damages shall be paid to Friedman by the Company by wire transfer of immediately available funds or by federal funds check on the 91st day following the occurrence of a Registration Default. Following the cure of all Registration Defaults relating to any particular Transfer Restricted Securities, the accrual of liquidated damages with respect to such Transfer Restricted Securities will cease.

      All obligations of the Company set forth in the preceding paragraph that are outstanding with respect to any Transfer Restricted Security at the time such Security ceases to be a Transfer Restricted Security shall survive until such time as all such obligations with respect to such Security shall have been satisfied in full.

SECTION 4. REGISTRATION PROCEDURES

      (a) Resale Registration Statement. In connection with each Resale Registration Statement, the Company shall comply with all the provisions of
Section 4(c) below and shall use all reasonable efforts to effect such registration to permit the sale of the Transfer Restricted Securities being sold in accordance with the intended methods thereof. In this regard the Company will, by September 16, 1998, prepare and file with the Commission a Registration Statement relating to the registration an any appropriate form under the Act, which form shall be available for the sale of the Transfer Restricted Securities in accordance with such intended methods of resale.

      (b) General Provisions. In connection with any Resale Registration Statement and any Prospectus required by this Agreement to permit the sale or resale of Transfer Restricted Securities (including, without limitation, any Registration Statement and the related Prospectus required to permit resales of the Securities by Broker-Dealers), the Company shall:

            (i) use its renewable best efforts to keep such Registration Statement continuously effective and provide all requisite financial statements for the period specified in Section 2 of this Agreement, and upon the occurrence of any event that would cause any such Registration Statement or the Prospectus contained therein (A) to contain a material misstatement or omission or (B) not to be effective and usable for resale of Transfer Restricted Securities during the period required by this Agreement, the Company shall file promptly, and as appropriate, an amendment or supplement to such Registration Statement, in the cue of clause (A), correcting any such misstatement or omission, and, in the case of either clause (A) or (B), use all reasonable efforts to cause such amendment to be declared effective and such Registration Statement and the related Prospectus to become usable for their intended purpose(s) as soon as practicable thereafter;

            (ii) prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement as may be necessary to keep the Registration Statement effective for the applicable period set forth in Section 2 hereof or such shorter period as will terminate when all Transfer Restricted Securities covered by such Registration Statement cease to be Transfer Restricted Securities, cause the Prospectus to be supplemented by any required Prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 under the Act in a timely manner, and reasonably assisting Friedman in complying with the provisions of the Act with respect to the disposition of all Securities covered by such Registration Statement during the applicable period in accordance with the intended method of methods of distribution by the sellers thereof set forth in such Registration Statement of supplement to the Prospectus;

            (iii) advise the underwriter(s), if any, Friedman promptly and, if requested by such Persons in writing, to confirm such advice in writing,
      (A) when the Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to any Registration Statement or any post-effective amendment thereto, when the same has become effective, (B) of any request by the Commission for amendments to the Registration Statement or amendments or supplements to the Prospectus or for additional information relating thereto, (C) of the issuance by the Commission of any stop order or other order or action suspending the effectiveness of the Registration Statement under the Act or of the suspension by any state securities or Blue Sky commission of the exemption, qualification or registration of the Transfer Restricted Securities for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes, or (D) of the existence of any fact or the happening or any event that makes any statement of a material fact made in the Registration Statement, the prospectus, any amendment or supplement thereto, or any document incorporated by reference therein untrue, or that requires the making of any additions to or changes in the Registration Statement or the Prospectus in order to make the statements therein not misleading. If at any time the Commission shall issue any stop order or other order or take other action suspending the effectiveness of the Registration Statement, or any state securities commission or other regulatory authority shall issue an order suspending the exemption, qualification or registration of the Transfer Restricted Securities under state securities or Blue Sky laws, the Company shall use all reasonable efforts to obtain the withdrawal or lifting of such order at the earliest possible time;

            (iv)  furnish to Friedman  and each of the  underwriter(s),  if any, before filing with the Commission, copies of any Registration Statement or any Prospectus included therein or any amendment-, or supplements to any such Registration Statement or Prospectus (including all documents incorporated by reference after the initial filing of such Registration Statement), which documents will be subject to the review of Friedman and the underwriter(s), if any, for a period of at least five business days, and the Company will not file any such Registration Statement or Prospectus or any amendment or supplement to any such Registration Statement or Prospectus (including all such documents incorporated by reference) to which Friedman or the underwriter(s), if any, shall reasonably object within five business days after the receipt thereof Friedman or the underwriter, if any, shall be deemed to have reasonably objected to such filing if such Registration Statement, amendment, Prospectus or supplement, as applicable, as proposed to be filed, contains a material misstatement or omission;

            (v) make available at reasonable times and upon reasonable notice for inspection by Friedman, any underwriter participating in any disposition pursuant to such Registration Statement, and any attorney or accountant retained by Friedman or any of the underwriter(s), all financial and other records, pertinent corporate documents and properties of the Company and cause the Company's' officers, directors and employees to supply all information reasonably requested by Friedman or any underwriter, attorney or accountant in connection with such Registration Statement subsequent to the filing thereof and prior to its effectiveness;

            (vi) if requested by Friedman or the underwriter(s), if any, promptly incorporate in any Registration Statement or Prospectus, pursuant to a supplement or post-effective amendment if necessary such information as Friedman and the underwriter(s), if any, may reasonably request to have included herein, provided such information is usual and customary in such a document, including, without limitation, information relating to the "Plan of Distribution" of the Transfer Restricted Securities, information with respect to the principal amount of Transfer Restricted Securities being sold to underwriter(s), the purchase price being paid therefor and any other terms of the offering of the Transfer. Restricted Securities to be sold in such offering, and make all required filings of such Prospectus Supplement or post-effective amendment as soon as practicable after the Company is notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment,

            (vii) furnish to Friedman and each of the underwriter(s), if any, without change one copy of the Registration Statement, as first filed with the Commission, and of each amendment thereto, including all documents incorporated by reference therein and all exhibits;

            (viii) deliver to Friedman and each of the underwriter(s), if any, without charge, as many copies of the Prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Persons reasonably may request, and the Company hereby consent to the use Prospectus and any amendment. or supplement thereto (other than in those states or jurisdictions in the Company has not complied with or satisfied the requirements of the relevant "blue sky" securities laws) by Friedman and each of the underwriter(s), if any, in connection with the offering and the Transfer Restricted Securities covered by the Prospectus or any amendment or supplement thereto;

            (ix) enter into such agreements (including an underwriting agreement), and make representations and warranties, and take all such other actions in connection therewith in or expedite or facilitate the disposition of the Transfer Restricted Securities pursuant to any Registration Statement contemplated by this Agreement, to the extent reasonably and customary in this type of offering and as may be reasonably requested by Friedman or any underwriter in connection with any sale or pursuant to any Registration Statement contemplated by this Agreement, and if the registration is on Underwritten Registration, the Company shall:

                  (A) furnish to Friedman and each underwriter,  if any, in such substance and as they may request and as are customarily made by issuers to underwriters in primary underwritten offerings, upon the date of the effectiveness of the Resale Registration Statement:

                        (1) a certificate,  dated the date of  effectiveness  of
                  the Resale Registration Statement, as the case may be, signed by (i) the President or any Vice President and (ii) a principal financial or accounting officer of the Company, confirming, as of the date thereof, the matters set forth in paragraph (c) of Section 5 of the Placement Agreement such other matters as such parties may reasonably request,

                        (2) an opinion,  dated the date of  effectiveness of the
                  Resale Registration Statement, as the case may be, of counsel for the Company, covering the matters set forth in paragraph
                  (a) of Section 5 of the Placement Agreement and such other matters as such parties may reasonably request, and in any event including a statement to the that such counsel has participated in conferences with officers and offer represent of the Company, representatives of the independent public accountants for the Company, Friedman's representatives and Friedman's counsel in connection with the preparation of such Registration Statement and the related Prospectus and have considered the matters required to be stated therein and the statements contained therein although such has not independently verified the accuracy, completeness or fairness of such statements; and that such counsel advises that, on the basis of the foregoing, no facts came to counsel's attention that caused such counsel to believe that the applicable Registration Statement, at the time such Registration Statement or any post-effective thereto become effective. contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the Prospectus contained in such Registration Statement as of its date, an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Without limiting the foregoing, such counsel may state further that such counsel assumes no responsibility for, and has not independently verified, the accuracy, completeness or fairness of the financial statements, notes and schedules and other financial data included in any Registration Statement contemplated by this Agreement or the related Prospectus, and

                        (3) a customary comfort letter,  dated as of the date of
                  effectiveness of the Resale Registration Statement, as the case may be, from the Company's independent accountants. in the customary form and covering matters of the type Customarily covered in comfort letters by underwriters in connection with primary underwritten offerings, and affirming the matters set forth in the comfort letters delivered pursuant to Section 5(b) of the Placement Agreement, without exception;

                  (B) set  forth  in full or  incorporate  by  reference  in the underwriting agreement, if any, the indemnification provisions and procedures of Section 6 hereof with respect to all parties to be indemnified pursuant to said Section; and

                  (C) deliver such other  documents and  certificates  as may be reasonably requested by such parties to evidence compliance with clause (A) above and with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company pursuant to this clause (ix), if any.

      If at any time the covenants of the Company contemplated in clause (A)(1) above cease to be true and correct, the Company shall so advise Friedman and the underwriter(s), if any, and Friedman promptly and, if requested by such Persons, shall confirm such advice in writing;

            (x) prior to any public offering of Transfer Restricted Securities, cooperate with the selling Holders, the underwriter(s), if any, and their respective counsel in connection with the registration and qualification of the Transfer Restricted Securities under the securities or Blue Sky and securities laws of such jurisdictions as Friedman or underwriter(s) may reasonably request and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Transfer Restricted Securities covered by the Resale Registration Statement; provided, that the Company shall not be required to register or qualify as a foreign corporation where it is not now so qualified or to take any action that would subject it to the service of process in suits or to taxation, other than as to matters and transactions relating to the Registration Statement, in any jurisdiction where it is not now so subject;

            (xi) cooperate with Friedman and the underwriter(s), if any, to facilitate the timely preparation and delivery of certificates representing Transfer Restricted Securities to be sold and not bearing any restrictive legends; and enable such Transfer Restricted Securities to be in such denominations and registered in such names as Friedman or the underwriter(s), if any, may reasonably request at least two business days prior to any sale of Transfer Restricted Securities made by such underwriter(s);

            (xii) use its reasonable best efforts to cause the Transfer Restricted Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable Friedman or the underwriter(s), if any, to consummate the disposition of such Transfer Restricted Securities, subject to the proviso contained in paragraph (m) above;

            (xiii) if any fact or event contemplated by paragraph (b)(iii)(D) above shall exist or have occurred, prepare a supplement or post-effective amendment to the Registration Statement or related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of Transfer Restricted Securities, the Prospectus will not contain (in untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

            (xiv) provide a CUSIP number for shares of Common Stock and Underlying Common Stock that are Transfer Restricted Securities not later than the effective date of the Registration Statement.

            (xv) cooperate and assist in any filings required to be made with the NASD and in the performance of any due diligence investigation by any underwriter (including any "qualified independent underwriter") that is required to be retained in accordance with the rules and regulations of the NASD, and use its reasonable best efforts to cause such Registration Statement to become effective and approved by such governmental agencies or authorities as may be necessary to enable Friedman to consummate the disposition of such Transfer Restricted Securities;

            (xvi) otherwise comply with all applicable rules and regulations of the Commission, and make generally available to its security holders, as soon as practicable, a consolidated earnings statement meeting the requirements of Rule 158 (which need not be audited) for the twelve-month period (A) commencing at the end of any fiscal quarter in which Transfer Restricted Securities are sold to underwriters in a firm, or best efforts underwritten offering or (B) if not sold to underwriters in such an offering, beginning with the first month of the Company's first fiscal quarter commencing after the affective date of the Registration Statement;

            (xvii) cause all shares of Common Stock which are Transfer Restricted Securities covered by the Registration Statement to be listed on each securities exchange or market, if applicable, on which similar securities issued by the Company are then listed if requested by the Holders of a majority in aggregate principal amount of the Notes or the managing underwriter(s); and

            (xviii) provide promptly to Friedman, as long as he remains a stockholder of the Company, upon request each document filed with the Commission pursuant to the requirements of Sections 13, 14 and 15 of the Exchange Act for a period of three years from the Closing Date.

      Friedman agrees by acquisition of a Transfer Restricted Security that, upon receipt of any notice from the Company of the existence of any fact of the kind described in Section 4(b)(iii)(D) hereof, Friedman will forthwith discontinue disposition of Transfer Restricted Securities pursuant to the applicable Registration Statement until Friedman's receipt of the copies of the supplemented or amended Prospectus, or until it is advised in writing (the "Advice") by the Company that the use of the Prospectus may be resumed and has received copies of any additional or supplemental filings that are incorporated by reference in the Prospectus. If so directed by the Company, Friedman will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in Friedman's possession of the Prospectus covering such Transfer Restricted Securities that was current immediately prior to the time of receipt of such notice, In the event the Company shall give any such notice, the time period regarding the effectiveness of such Registration Statement set forth in Section 3, shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to
Section 5(c)(iii)(D) hereof to and including the date when Friedman shall have received the copies of it supplemented or amended Prospectus or shall have received the Advice.

SECTION 5.  REGISTRATION EXPENSES

      (a) All expenses incident to the Company's performance of or compliance with this Agreement will be borne by the Company regardless of whether a Registration Statement becomes effective, including without limitation. (i) all registration and filing fees and expenses (including filings made by Friedman with the NASD (and, if applicable, the fees and expenses of any "qualified independent underwriter" and its counsel that may be required by the NASD);(ii) all fees and expenses of compliance with federal securities, foreign securities and state Blue Sky or securities laws; (iii) all expenses of printing (including the printing of Prospectuses), messenger and delivery services and telephone incurred by the Company; (iv) all fees and disbursements of counsel for the Company and, subject to Section 5(b) below, Friedman; (v) all application and filing fees in connection with listing the shares of the Common Stock on a national securities exchange or automated quotation system pursuant to the requirements hereof; (vi) all fees and disbursements of independent certified public accountants of the Company (including the expenses of any special audit and comfort letters required by or incident to such performance); and (vii) all fees and charges of the Rating Agencies, if any; provided, that the Company will not bear certain personal expenses of Friedman, including, underwriting discounts, commissions, and messenger and delivery services and telephone expenses incurred by Friedman.

      The Company will, in any event, bear its internal expense (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit, all trustee and Rating Agency fees and charges and the fees and expenses of any Person, including special experts, retained by the Company.

      (b) In connection with any Registration Statement required by this Agreement (including, without limitation, the Resale Registration Statement), the Company will reimburse Friedman. as applicable, for the reasonable fees and disbursements of not mom than one counsel as may be chosen by Friedman.

SECTION 6.  INDEMNIFICATION

      (a) The Company shall indemnify and hold Friedman harmless, to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities, judgments, actions and expenses (including without limitation, reimbursement of all reasonable costs of investigating, preparing, pursuing or defending any claim or action, or any investigation or proceeding by any governmental agency or body, commenced or threatened, including the reasonable fees and charges of counsel) directly or indirectly caused by, related to, based upon, arising out of or in connection with any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus (or any amendment or supplement thereto), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses arc caused by art untrue statement or omission or alleged untrue statement or omission that is made in reliance upon and in conformity with information relating to Friedman furnished in writing to the Company by Friedman expressly for use therein or any agent or representative of Friedman.

      In case any action or proceeding (including any governmental or regulatory investigation or proceeding) shall be brought or asserted against Friedman with respect to which indemnity may be sought against the Company, Friedman shall promptly notify the Company in writing (provided, that the failure to give such notice shall not relieve the Company of its obligations pursuant to this Agreement unless and to the extent materially and adversely affected). Friedman shall have the right to employ its own counsel in any such action and the fees and expenses of such counsel shall be paid, as incurred by the Company (regardless of whether it is ultimately determined that Friedman is not entitled to indemnification hereunder); provided, that if Friedman is not successful and it is determined that Friedman is not entitled to indemnification hereunder, then Friedman shall reimburse the Company for all monies advanced by the Company to which Friedman was not entitled. The Company shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for Friedman, which firm shall be designated by the holders of a majority of the shares of Common Stock that are subject to, or affected by, such action or proceeding. The Company shall not be liable for any settlement of any such action or proceeding effected without the Company's prior written consent, which consent shall not be withheld unreasonably, and the Company will indemnify and hold Friedman harmless from and against any loss, claim, damage, liability or expense by reason of any settlement of any action effected with the prior written consent of the Company. The Company shall not, without the prior written consent of Friedman, settle or compromise or consent to the entry of judgment in or otherwise seek to terminate any pending or threatened action,. claim, litigation or proceeding in respect of which indemnification or contribution may be sought hereunder, unless such settlement, compromise, consent or termination includes an unconditional release of Friedman from all liability arising out of such action, claim, litigation or proceeding.

      (b) Friedman agrees to indemnify and hold harmless the Company, and its respective directors, officers and any person controlling (within the meaning of Section 15 of the Act or Section 20 of the Exchange Act) the Company, and the respective officers, directors, partners, employees, representatives and agents or each such person, to the same extent as the foregoing indemnity from the Company to Friedman, but only with respect to claims and actions based on information relating to Friedman furnished in writing by Friedman expressly for use in any Registration Statement. In case any action or proceeding shall be brought against the Company or its directors or officers or any such controlling person in respect of which indemnity may be sought against Friedman, Friedman shall have the rights and duties given the Company and the Company or its directors or officers or such controlling person shall have the rights and duties given to each Indemnified Holder by the preceding paragraph. In no event shall the liability of Friedman hereunder be greater in amount than the dollar amount of the net proceeds received by Friedman upon the sale of the Restricted Securities giving rise to such indemnification obligation.

      (c) If the indemnification provided for in this Section 6 is unavailable to any indemnified party under Section 6(a) or Section 0(b) hereof (other than by reason of the exceptions provided therein) in respect of any losses, claims, damages,, liabilities or expenses referred to therein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand, and Friedman on the other hand from their purchase of Transfer Restricted Securities or if such allocation is not permitted by applicable law, the relative fault of the Company on the one hand and of Friedman on the other in connection with the statements or emissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand, and of Friedman on the other, shall be determined by reference to. among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by Friedman and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in the second paragraph of Section 6(a), any legal or other fees, expenses or charges reasonably incurred by such party in connection with investigating or defending any action or claim.

      The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

SECTION 7.  RULE 144

      The Company hereby agrees with Friedman, for so long as any Transfer Restricted Securities remain outstanding, to make available to Friedman in connection with any sale thereof and any prospective purchaser of such Transfer Restricted Securities from Friedman, the information required by Rule 144 under the Act in order to permit resales of such Transfer Restricted Securities pursuant to Rule 144.

SECTION 8.  PARTICIPATION IN UNDERWRITTEN REGISTRATIONS

      Friedman may not participate in any Underwritten Registration hereunder unless Friedman (a) agrees to sell Friedman's Transfer Restricted Securities on the basis provided in any underwriting arrangements provided by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all reasonable questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up letters and other documents required under the terms of such underwriting arrangements.

SECTION 9.  SELECTION OF UNDERWRITERS

      Friedman as a holder of Transfer Restricted Securities covered by the Resale Registration Statement who desire to do so may sell such Transfer Restricted Securities in an Underwritten Offering, In any such Underwritten Offering, the investment banker or investment bankers and manager or managers that will administrator the offering will be selected by the Holders of a majority in aggregate principal amount of the Transfer Restricted Securities included in such offering, provided, that such investment bankers and managers must be reasonably satisfactory to the Company.

SECTION 10. MISCELLANEOUS

      (a) Remedies. The Company agrees that monetary damages (including the liquidated damages contemplated hereby) would not be adequate compensation of any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agree to waive the defense in any action for specific performance that a remedy at law would be adequate.

      (b) No Inconsistent Agreement. The Company will not, on or after the date of this Agreement, enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof. The Company has not previously entered into any agreement granting any registration rights with respect to its securities to any Person, except as contemplated by the Offering Memorandum. The rights granted to Friedman hereunder do not in any way breach or conflict with and are not inconsistent with the rights granted to the holders of the Company's securities wider any agreement in effect on the date hereof.

      (c) Adjustments Affecting the Securities Common Stock. The Company will not take any action, or permit any change to occur, with respect to the Securities that would materially and adversely affect the ability of Friedman to resell such Securities.

      (d) Amendments and Waivers. The provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to or departures from the provisions hereof may not be given unless the Company in writing from both parties.

      (e) Notice. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, first-class or certified mail, telex, telecopier, or reliable overnight delivery service.

            (i)   If to Friedman:
                        Emanuel J, Friedman
                        2120 Leroy Place
                        Washington, D.C. 20008
                         Telecopier No., (703) 312-9698

            (ii) If to the Company: MEGO MORTGAGE CORPORATION Fifth Floor 1000 Parkwood Circle Atlanta, Georgia 30339 Telecopier No.: (800) 694-6346

                  Attention: Edward B. Meyercord

      All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and on the next business day, if sent via a reliable overnight delivery service.

      (f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including without limitation and without the need for an express assignment, subsequent Holders of Transfer Restricted Securities.

      (g) Counterparts. This Agreement may be executed in any number of counterparts, by the parties hereto, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

      (h) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof

      (i) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF GEORGIA, WITHOUT REGARD TO THE CONFLICT OF LAW RULES THEREOF.

      (j) Severability. In the event that any one or more of the provisions contained herein, or the application thereof, in any circumstances, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the retaining provisions contained herein shall not be affected or impaired thereby.

      (k) Entire Agreement. This Agreement together with the Purchase Agreement, and the Placement Agreement (as defined in the Purchase Agreement) is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto, in respect of the subject matter hereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the registration rights granted by the Company with respect to the Transfer Restricted Securities. This Agreement, supersedes all prior agreements and understandings between the parties with respect to such subject matter.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                             MEGO MORTGAGE CORPORATION


                             By:________________________
                                Name:   Jeffrey S. Moore
                                Title:    President and Chief Executive Officer


                             EMANUAL J. FRIEDMAN



                             ___________________________

                                                                 EXHIBIT C


                                CO-SALE AGREEMENT

      THIS CO-SALE AGREEMENT (this "Agreement") is made this 29th day of June, 1998, by and among MEGO MORTGAGE CORPORATION, a Delaware corporation (the "Company"), and EMANUEL J. FRIEDMAN, FRIEDMAN, BILLINGS, RAMSEY & COMPANY, INCORPORATED, a Virginia corporation (individually, a "Transferor" and collectively, the "Transferors"), CITY NATIONAL BANK OF WEST VIRGINIA, a national banking association, and SOVEREIGN BANCORP, INC., a Pennsylvania corporation (individually, an "Investor" and collectively, the "Investors').

                                    RECITALS

      A. Each Investor has executed a Preferred Stock Purchase Agreement with the Company, dated June 9, 1998, which provides for the purchase of 10,000 shares of Series A Preferred Stock of the Company (the "Preferred Stock") for a purchase price of $1,000 per share, or $10,000,000 in aggregate, and also provides for the purchase of up to 6,666,667 shares of Common Stock of the Company (the "Common Stock") at a purchase price of $1.50 per share;

      B. Emanuel J. Friedman has executed a Common Stock Purchase Agreement with the Company, dated June 9, 1998, which provides for the purchase of 6,666,667 shares of Common Stock at a purchase price of $1.50 per share; and

      C. The Transferors have agreed to grant the Investors the opportunity to participate, upon the terms and conditions set forth in this Agreement, in subsequent sales of the Common Stock made by the Transferors to induce the Investors to make the proposed investment.

                                    AGREEMENT
      NOW, THEREFORE, for and in consideration of the premises, covenants and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the patties hereto hereby agree as follows:

                                    ARTICLE I

                              SALES BY TRANSFERORS
      1.1 Notice of Purchase Offers. Should any of the Transferors propose to accept one or more bona fide offers (collectively, the "Purchase Offer") from any persons (the "Purchase Offeror") to purchase shares of the Company's Common Stock from such Transferor, then the Transferor or Transferors shall promptly notify the Investors of its or their intent to sell such shares and the terms and conditions of such Purchase Offer.

      1.2 Right to Participate. The Investors shall have the right, exercisable upon written notice to such selling Transferor or Transferors within 10 business days after receipt of the notice of the Purchase Offer, to participate in the Transferor's sale of Common Stock on the same terms and conditions. To the extent any Investor exercises such right of participation, the number of shares of Common Stock which the Transferor may sell pursuant to the Purchase Offer shall be correspondingly reduced. The right of participation of the Investors shall be subject to the following terms and conditions:

      (a) Each Investor may sell all or any part of that number of shares of Common Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Common Stock covered by the Purchase Offer by (ii) a fraction, the numerator of which is the number of shares of Common Stock of the Company at the time owned by such Investor and the denominator of which is the combined number of shares of Common Stock of the Company at the time owned by the selling Transferor (including shares transferred to Permitted Transferees, as defined below, in accordance herewith) and the Investors. For purposes of such computation, the Investors shall be deemed to own the number of shares of Common Stock into which all of their Preferred Stock is at the time convertible.

      (b) An Investor participating in the sale pursuant to a Purchase Offer shall, if requested by the selling Transferor or Transferors, or the Purchase Offeror, enter into a purchase and sale agreement with the Purchase Offeror on the same terms and conditions applicable to the selling Transferor or
Transferors or shall deliver to the selling Transferor or Transferors for transfer to the Purchase Offeror one or more certificates, properly endorsed for transfer, which represent:

            (i) the number of shares of Common Stock which the Investor elects and is permitted to sell pursuant to this Section 1.2; or

            (ii) the number of shares of Preferred Stock which is at such time convertible into the number of shares of Common Stock which the Investor elects and is permitted to sell pursuant to this Section 1.2; provided, however, that if the Purchase Offeror objects to the delivery of Preferred Stock in lieu of Common Stock, the Investor shall convert and deliver Common Stock as provided in subparagraph (b)(i) above,

      1.3 Consummation of Sale. The sale of shares to be sold by any Investor hereunder shall be consummated as set forth in any applicable Purchase Agreement. If such shares are instead to be delivered to the selling Transferor or Transferors as provided in Section 1.2(b), the certificates representing such shares shall be transferred by the selling Transferor or Transferors to the Purchase Offeror in consummation of the sale of the Common Stock pursuant to the terms and conditions specified in the notice to the Investor pursuant to Section
1.1 and the selling Transferor or Transferors shall promptly thereafter remit to the Investor that portion of the sale proceeds to which the Investor is entitled by reason of its participation in such sale, without setoff or deduction.

      1.4 Ongoing Rights. The exercise or non-exercise of the rights of the Investor hereunder to participate in one or more sales of Common Stock made by a Transferor shall not adversely affect its right to participate in subsequent Common Stock sales by a Transferor pursuant to Section 1.1 hereof

      1.5 Exceptions. The participation rights of the Investors shall not apply to (a) any pledge of Common Stock made by a Transferor pursuant to a bona fide loan transaction which creates a mere security interest, (b) any transfer of Common Stock to the Transferor's descendants or spouse or to a trustee for their benefit, or (c) any bonafide gift of Common Stock; provided that (i) the Transferor shall inform the Investor of such pledge, transfer or gift prior to effecting it and (ii) the pledgee, transferee or donee (collectively, the "Permitted Transferees") shall furnish the Investors with a written agreement to be bound by and comply with all provisions of this Agreement applicable to the Transferors.

                                    ARTICLE 2

                              PROHIBITED TRANSFERS
      2.1 Treatment of Prohibited Transfers. If a Transferor sells any Common Stock in contravention of the participation rights of the Investor under this Agreement (a "Prohibited Transfer"), the Investors, in addition to such other remethes as may be available at law, in equity or hereunder, shall have the put option provided in Section 2.2 below, and such Transferor shall be bound by the applicable provisions of such put option.

      2.2 Put Option. In the event of a Prohibited Transfer, the Investors shall have the right to sell to the selling Transferor or Transferors a number of shares of Common Stock (either directly or through delivery of Preferred Stock) equal to the number of shares the Investors would have been entitled to transfer to the Purchase Offeror in the Prohibited Transfer pursuant to the terms hereof. Such sale shall be made on the following terms and conditions:

            (a) The price per share and terms at which the shares are to be sold to the selling Transferor or Transferors shall be equal to the price per share paid and terms agreed to, by the purchaser to the selling Transferor or Transferors in the Prohibited Transfer. The selling Transferor or Transferors shall also reimburse the Investors for any and all fees and expenses, including legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Investors' rights under this Article 2.

            (b) Within 90 days after the later of the dates on which the Investors (i) received notice from a Transferor of the Prohibited Transfer or
(ii) otherwise became aware of the Prohibited Transfer, the Investors shall, if exercising the put option created hereby, deliver to the selling Transferor or Transferors the certificate or certificates representing shares to be sold, each certificate to be properly endorsed for transfer.

            (c) The selling Transferor or Transferors shall, upon receipt of the certificate or certificates for the shares to be sold by the Investor, pursuant to Section 2.2(b), pay the aggregate purchase price therefor and the amount of reimbursable fees and expenses, as specified in Section 2.2(a), by certified check or bank draft made payable to the order of the Investors.

            (d) Notwithstanding the foregoing, any attempt to transfer shares of the Company in violation of Article I hereof, shall be void and the Company agrees it will not effect such a transfer nor will it treat any purported transferee as the holder of such shares without the written consent of the Investors.

                                    ARTICLE 3
                              LEGENDED CERTIFICATES

      3.1 Legend. Each certificate representing shares of the Common Stock of the Company now or hereafter owned by a Transferor or issued to any Permitted Transferee pursuant to Section 1.5 shall be endorsed with the following legend:

      "The shares of stock represented by this certificate are subject to a Co-Sale Agreement, by and among the registered owner of this certificate, the Company and certain other shareholders of the Company, copies of which are available for inspection at the offices of the Company,"

      3.2 Legend Removal. The Section 3.1 legend shall be removed upon termination of this Agreement in accordance with the provisions of Section 5.
1.

                                    ARTICLE 4
                             RIGHT OF FIRST REFUSAL

      4.1 Notice of Bona Fide Offer. If a Transferor shall have obtained a bonafide offer in writing for the purchase, in one or a series of related transactions, shares of Common Stock representing 5% or more of the aggregate number of shares of Common Stock owned by the Transferor, and the Transferor desires to accept such offer, then such Transferor shall give notice to the Investors of such proposed transaction (the "Option Notice"). The Option Notice shall describe the proposed transferee, the number of shares of Common Stock proposed to be transferred (the "Offered Stock"), the price per share, and all other material terms and conditions of the proposed transaction, and also shall be accompanied by a copy of the writing comprising the bonafide offer.

            (a) 4.2 Investors' Option. For a period of 15 consecutive days following their receipt of such Option Notice (the "Option Period'), the Investors shall have the irrevocable option, subject to the condition set forth in Section 4.4 below, to purchase their pro rata share of the Offered Stock for the consideration and on the terms set forth in the Option Notice. For purposes of the preceding sentence, an Investor's "pro rata" share shall mean a percentage determined by dividing the number of shares of Common Stock owned by such Investor by the total number of shares of outstanding Common Stock owned by both Investors (assuming that the Investors own the number of shares of Common Stock into which all of their Preferred Stock is at the time convertible). In the event that the Option Notice specifies that the Selling Transferor will receive non-cash consideration in exchange for the Offered Stock, the Investors shall have the option to purchase the Offered Stock for a cash amount equal to the fair market value of the noncash consideration specified in the Option Notice, as determined by an independent investment banking firm of national standing selected by the Investors and the selling Transferor.

      4.3 Exercise of the Option. An Investor choosing to exercise said option shall during the Option Period notify the Selling Transferor in writing of such election and the number of shares it wishes to purchase, up to its pro rata share(the "Exercise Notice "). If one but not both of the Investors exercises the option (or exercises the option in full), the selling Transferor shall so notify the Investor exercising its option to purchase shares (or exercising such option in full) and such Investor shall have an additional option for five consecutive days following its receipt of notice to purchase all of the Offered Stock (or the portion of the other Investor's pro rata share of the Offered Stock for which the option was not exercised) for the consideration and on the terms set forth in the Option Notice and as otherwise provided herein. If both Investors exercise the option for less than their pro rata shares, the Investors shall be deemed not to have exercised their option and the selling Transferor may dispose of the Offered Stock pursuant to Section 4.6.

      4.4 Right to be Exercised in Whole. Notwithstanding the foregoing, any Selling Transferor shall not be required to sell any of the Offered Stock to the Investors pursuant to the option described in Section 4.2 above unless options have been exercised by the Investors to purchase all of the Offered Stock.

      4.5 Closing of Exercise. In the event that the Investors exercise options to purchase, in the aggregate, all of the Offered Stock pursuant to Section 4.3 above, then a closing shall be held with respect to such purchases within 20 days after the date upon which the last of such options shall have been exercised or on such other date as the Selling Transferor and the Investors exercising such options shall mutually agree. At such closing, the Selling Transferor shall deliver to the purchasing Investors certificates representing the shares of Common Stock being acquired by such Investors, together with fully executed stock powers, endorsed in the name of the transferee, against payment of the purchase price therefor in accordance with the terms contained in the Option Notice. Such shares shall be delivered by the Selling Transferor free and clear of any lien, pledge, security interest or other encumbrance, other than as described in this Agreement.

      4.6 Sale to Third Party if Right Not Exercised. If the Investors have not exercised their options to purchase, in the aggregate, all of the Offered Stock pursuant to Section 4.3 above, the Selling Transferor shall have the right for a period of 90 days after the expiration of the option period, to sell all (but not less than all) of the Offered Stock not purchased by the Investors in accordance with the terms of the bonafide offer, provided that such transferee agrees in writing to be bound by the terms of this Agreement to the same extent as the Selling Transferor,

      4.7 Right to Participate. In the event that an Investor does not exercise the option provided for in this Article 4 (or is deemed under the last sentence of Section 4.3 riot to have exercised such option), such Investor shall nevertheless be entitled to exercise the right of participation provided for in
Article 1 with respect to the proposed sale described in the Option Notice.

                                    ARTICLE 5
                            MISCELLANEOUS PROVISIONS

      5.1 Termination of Co-Sale Rights. The rights of each Investor under this Agreement and the obligations of a Transferor with respect to such Investor shall terminate at such time as the Investor shall no longer be the owner of any shares of Common Stock or Preferred Stock of the Company.

      5.2 Notices. Any notice required or permitted to be given to a party pursuant to the provisions of this Agreement shall be in writing and shall be effective upon facsimile delivery, personal delivery or upon deposit in the U.S. mail, postage prepaid and properly addressed to the party to be notified as set forth below such party's signature or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

      5.3 Successors and Assigns. This Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives.

      5.4  Severability.  In the  event  one or more of the  provisions  of this
Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

      5.5 Amendments. Any amendment or modification of this Agreement shall be effective only if evidenced by a written instrument executed by duly authorized representatives of the parties hereto. Any waiver by a party of its rights hereunder shall be effective only if evidenced by a written instrument executed by a duly authorized representative of such party, In no event shall such waiver of any rights hereunder constitute the waiver of such rights in any fixture instance unless the waiver so specifies in writing.

      5.6 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Georgia.

      5.7 Other Obligations of Company. The Company agrees to use its best efforts to enforce the terms of this Agreement, to inform the Investors of any breach hereof and to assist the Investors in the exercise of its rights and performance of its obligations under Article 2 hereof.

                            [SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, The parties have executed this Agreement on the day and year indicated above.


THE COMPANY:                  MEGO MORTGAGE CORPORATION


                              By:______________________________
                                 Name:
                                 Title:


THE INVESTORS:                CITY NATIONAL BANK OF WEST VIRGINIA


                              By:________________________________
                                  Name:  Robert A. Henson
                                  Title: CFO


                              SOVEREIGN BANCORP., INC.


                              By:_________________________________
                                 Name:
                                 Title:


THE TRANSFERORS:              EMANUEL J. FRIEDMAN



                              ____________________________________

                              FRIEDMAN, BILLINGS, RAMSEY &
                              COMPANY, INCORPORATED


                              By:___________________________________
                                 Name: